UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TRISALUS LIFE SCIENCES, INC.

(Name of Subject Company and Filing Persons (Issuer))

Series A Convertible Preferred Stock
(Title of Class of Securities)

Not Applicable
(CUSIP Number of Class of Securities)

Mary Szela

Chief Executive Officer

6272 W. 91st Ave.

Westminster, Colorado 80031

(303) 442-1222
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Jeffrey J. Fessler , Esq.
Sean F. Reid, Esq.

Sheppard, Mullin, Richter & Hampton LLP

30 Rockefeller Plaza
New York, NY 10112 -0015
(212) 653-8700

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by TriSalus Life Sciences, Inc., a Delaware corporation (the “Company,” “us” or “we”). This Schedule TO relates to an offer by the Company to each holder of each class of Series A Convertible Preferred Stock (as defined in Item 2(b) below), equal to the quotient of (i) the sum of (a) the Liquidation Preference (as defined in the Certificate of Designations (defined below)) and (b) the Accrued Dividends (as defined in the Certificate of Designations) if not otherwise paid by the Company, that would have accrued through August 10, 2027 (the “Exchanged Value”), divided by (ii) $4.00 (subject to adjustment for adjustments to the Conversion Price (as defined in the Certificate of Designations) (the “Exchange Price”)], in exchange for each share of Preferred Stock tendered by the holder (“Preferred Stock Holder”) and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated June 23, 2025 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which is attached hereto as Exhibit (a)(1)(B).

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from the Preferred Stock Holders (the “Consent Preferred Shares”) to amend the Certificate which governs the Preferred Stock (the “Preferred Stock Amendment”), to permit the Company the option to require that all shares of Exchange Preferred (as defined below) that are outstanding upon the closing of the Offer be converted into [that number of shares of Common Stock equal to the quotient of (i) the sum of (a) the Liquidation Preference (as defined in the Certificate of Designations (defined below)) and (b) the Accrued Dividends (as defined in the Certificate of Designations) if not otherwise paid by the Company, that would have accrued through August 10, 2027 (the “Exchanged Value”), divided by the Conversion Price (as defined in the Certificate of Designations, as such term will be amended by the Preferred Stock Amendment], which is a ratio 11.3% less than the exchange ratio applicable to the Offer, in accordance with the Preferred Stock Amendment (as defined below). Pursuant to the terms of the Certificate of Designations, certain amendments, including the Preferred Stock Amendment, require the vote or written consent of holders of at least a majority of the then outstanding shares of Preferred Stock (the “Consent Threshold”).

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO. Capitalized terms used but not defined in this Schedule TO have the respective meanings set forth in the Prospectus/Offer to Exchange.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Prospectus/Offer to Exchange Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is TriSalus Life Sciences, Inc. The Company’s principal executive offices are located at 6272 W. 91st Ave., Westminster, Colorado 80031, and its telephone number at such offices is (888) 321-5212.

(b) Securities. The subject securities are 3,594,002 shares of Series A Convertible Preferred Stock, $0.0001 par value per share (the “Preferred Stock”) of TriSalus Life Sciences, Inc. (the “Company”), the opportunity to receive 11,860,206, $0.0001 par value per share (“Common Stock”) equal to the quotient of (i) the sum of (a) the Liquidation Preference (as defined in the Certificate of Designations (defined below)) and (b) the Accrued Dividends (as defined in the Certificate of Designations) if not otherwise paid by the Company, that would have accrued through August 10, 2027 (the “Exchanged Value”), divided by (ii) $4.00 (subject to adjustment for adjustments to the Conversion Price (as defined in the Certificate of Designations) (the “Exchange Price”), in exchange for each share of Preferred Stock tendered by the holder (“Preferred Stock Holder”) and exchanged pursuant to the offer (the “Offer”).

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Prospectus/Offer to Exchange Summary—The Offer” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s directors and executive officers as of June 13, 2025 are listed in the table below.

Name	Position
Executive Officers
Mary Szela	Chief Executive Officer, President; Director
Dan Giordano	Interim Chief Financial Officer and Vice President of Finance
Bryan Cox	Chief of Research
Jennifer Stevens	Chief Regulatory Officer
Richard Marshak	Chief Commercial Officer
Jodi Devlin	Chief of Clinical Operations
Non-Employee Directors
Mats Wahlström	Chairman of the Board
David J. Matlin	Director
Arjun Desai	Director
Sean Murphy	Director
Kerry Hicks	Director
William Valle	Director
Gary Gordon	Director

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Prospectus/Offer to Exchange Summary,” “The Offer and Consent Solicitation,” “Market Information, Dividends and Related Stockholder Matters—Accounting Treatment” and “Market Information, Dividends and Related Stockholder Matters—Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(b) Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation,” “Market Information, Dividends and Related Stockholder Matters—Transactions and Agreements Concerning Our Securities,” “Description of Securities” and “Certain Relationships and Related Person Transactions” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Prospectus/Offer to Exchange Summary—Purpose of the Offer and Consent Solicitation” and “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c) Plans. From time to time, as part of the Company’s long-term corporate goal of enhancing stockholder value, it may explore potential strategic transactions. The Company currently has no definitive plan or proposal to conduct any strategic transaction. The Company may decide to engage in one or more such transactions in the future, if, among other things, its board of directors determines that any such transactions are in the best interests of the Company and its stockholders. There is no assurance that a strategic transaction or transactions will occur or that liquidity or enhanced value will be realized by the Company or its stockholders from any such transaction.

Except as described above and in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors” and “The Offer and Consent Solicitation,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from the Nasdaq Global Market; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

(b) Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters—Transactions and Agreements Concerning Our Securities,” which is incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Preferred Shares in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Stockholder Matters—Exchange Agent,” “Market Information, Dividends and Related Stockholder Matters—Information Agent,” “Market Information, Dividends and Related Stockholder Matters—Dealer Manager and Solicitation Agent” and “Market Information, Dividends and Related Stockholder Matters—Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the dealer manager and solicitation agent, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of Preferred Stock should tender Preferred Stock for exchange in the Offer.

Item 10. Financial Statements.

(a) Financial Information. The financial statements and other financial information of the Company included in the Prospectus/Offer to Exchange in the section entitled “Index to Financial Statements” are incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the U.S. Securities and Exchange Commission (“SEC”) prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” and “Certain Relationships and Related Person Transactions” is incorporated herein by reference.

(2) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation—Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) None.

(c) Not applicable.

Item 12. Exhibits.

(a) Exhibits.

		Incorporated by Reference
Exhibit No.	Description	Schedule/ Form	File Number	Exhibits	Filing Date
(a)(l)(A)	Prospectus/Offer to Exchange.	Form S-4	333-	—	June 23, 2025
(a)(1)(B)	Form of Letter of Transmittal.	Form S-4	333-	99.1	June 23, 2025
(a)(1)(C)	Form of Notice of Guaranteed Delivery.	Form S-4	333-	99.2	June 23, 2025
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	Form S-4	333-	99.3	June 23, 2025
(a)(1)(E)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.	Form S-4	333-	99.4	June 23, 2025
(a)(2)	Not applicable.	—	—	—	—

(b) Filing Fee Exhibit.

Filing Fee Table.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRISALUS LIFE SCIENCES, INC.

By:	/s/ Mary Szela
Mary Szela
Chief Executive Officer

Dated: June 23, 2025